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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                    Planet Hollywood International, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   72702Q102
           --------------------------------------------------------
                                 (CUSIP Number)

                         Albert Meade, Coudert Brothers,
              333 So. Hope St., 23rd Floor, Los Angeles, CA 90071
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 10, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages
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CUSIP No. 72702Q102                   13D                 Page  2  of  5  Pages
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

                          Magnetic Light Profits Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
                                       WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                             British Virgin Islands
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  1,798,303
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  1,798,303
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                  1,798,303
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                                      18.0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                        CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 72702Q102                   13D                 Page  3  of  5  Pages
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                                  SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends the Schedule 13D report filed on July 10, 2000 (the "Initial Schedule 13D") by Magnetic Light Profits Limited ("Magnetic") relating to the Class A common stock, par value $0.01 per share (the "New Class A Common Stock") of Planet Hollywood International, Inc. (the "Company"), as amended by (i) Amendment No. 1 of the Initial Schedule 13D ("Amendment No. 1"), which Amendment No. 1 was filed by Magnetic on July 28, 2000 and (ii) Amendment No. 2 of the Initial Schedule 13D ("Amendment No. 2"), which Amendment No. 2 was filed by Magnetic on October 4, 2000. Capitalized terms used herein without definition shall have the meaning set forth in the Initial Schedule 13D. This Amendment No. 3 supercedes and replaces Amendment No. 1 and Amendment No. 2 in their entireties, and should be read only in conjunction with the Initial Schedule 13D, without reference to Amendment No. 1 or Amendment No. 2.

Item 3 is hereby amended to read in its entirety as follows:

Item 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    As described below in Item 4 and Item 5, Magnetic purchased an aggregate of 933,336 shares of New Class B Common Stock, pursuant to a subscription agreement, for Four Million Dollars ($4,000,000). During May, June and July 2000, Magnetic acquired an aggregate of 433,500 shares of New Class A Common Stock in open market transactions. During August 2000, Magnetic acquired an aggregate of 30,000 shares of New Class A Common Stock in open market transactions. During September 2000, Magnetic acquired an aggregate of 249,600 shares of New Class A Common Stock in open market transactions. During October 2000, Magnetic acquired an aggregate of 10,000 shares of New Class A Common Stock in open market transactions. During November 2000, Magnetic acquired an aggregate of 275,200 shares of New Class A Common Stock, 200,000 of which were acquired in a private transaction and 75,200 of which were acquired in open market transactions. The aggregate purchase price for all such shares of New Class A Common Stock was $3,044,589.09. The source of funds used to purchase all of the foregoing shares of New Class B Common Stock and New Class A Common Stock was from Magnetic's working capital.


Item 5 is hereby amended in its entirety to read as follows:

Item 5    INTEREST IN SECURITIES OF THE ISSUER

                    The following information concerning percentages of ownership of outstanding shares of New Common Stock is based on a total of


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CUSIP No. 72702Q102                   13D                 Page  4  of  5  Pages
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                    10,000,024 shares reported to be outstanding by the Company at October 31, 2000. Such shares consist of 3,000,001 shares of New Class A Common Stock and 7,000,023 shares of New Class B Common Stock (which is convertible into the same number of shares of New Class A Common Stock).

Item 5(a) Pursuant to the Company's Plan, Magnetic purchased an aggregate of 933,336 shares of New Class B Common Stock for Four Million Dollars. Of those shares, 133,333 have been withheld by the Company (the "Withheld Shares") in order to deliver such shares to certain celebrities and other third parties in consideration of their involvement with the Company. Magnetic is not entitled to the return of any of the Withheld Shares. During May, June and July 2000, Magnetic acquired an aggregate of 433,500 shares of New Class A Common Stock in open market transactions. During August of 2000, Magnetic acquired an aggregate of 30,000 shares of New Class A Common Stock in open market transactions. During September 2000, Magnetic acquired an aggregate of 249,600 shares of New Class A Common Stock in open market transactions. During October 2000, Magnetic acquired an aggregate of 10,000 shares of New Class A Common Stock in open market transactions. During November 2000, Magnetic acquired an aggregate of 275,200 shares of New Class A Common Stock, 200,000 of which were acquired in a private transaction and 75,200 of which were acquired in open market transactions. As of December 6, 2000, Magnetic holds an aggregate of 998,300 shares of New Class A Common Stock, all of which were acquired in open market transactions.

                    Excluding the Withheld Shares, assuming all of the remaining New Class B Common Stock held by Magnetic is converted into shares of New Class A Common Stock, Magnetic would own 1,798,303 of 10,000,024 issued and outstanding shares of New Class A Common Stock, or approximately 18.0%.

Item 5(b) The number of shares of New Class A Common Stock as to which Magnetic, has (assuming that all of its shares of New Class B Common Stock are converted):

                    (i) sole power to vote or to direct the vote: 1,798,303

                    (ii) shared power to vote or to direct the vote: 0

                    (iii) sole power to dispose or to direct the disposition
                          of: 1,798,303

                    (iv) shared power to dispose or to direct the disposition
                         of: 0

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CUSIP No. 72702Q102                   13D                 Page  5  of  5  Pages
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Item 5(c)           Not applicable.

Item 5(d) As a result of distributions from Magnetic and as the sole shareholder of Magnetic, Star East Holdings Limited may have the right to receive dividends from, or the proceeds from the sale of, securities held by Magnetic, including shares of the New Common Stock.

Item 5(e)           Not applicable.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to
          Schedule 13D is true, complete and correct.

Dated: December 13, 2000

MAGNETIC LIGHT PROFITS LIMITED

/s/ CHAU MEI WAH, ROSANNA
----------------------------------
Name: Chau Mei Wah, Rosanna
Title: Director